VEL is a premium utopian tech forward work cafe



myvel.com   Savannah, GA   f   Retail   Minority Founder   Brick & Mortar   Cafe & Food Truck

Highlights

1 🏁 Backed by notable accredited investors ➕ Previously Raised $549K at a $5.85M valuation

2 🧑🏽‍💼 Co-founder & CEO successfully exited projects with a total value of $150M➕

3 💡 Solving a significant pain point for large number of people, 📈 $12B serviceable obtainable market

4 🏙️ Competitive moat with a sensational IP - experience blueprint, space DNA and digital native

5 🦄 Backed by big vision uniquely positioned to capitalize on the new era of work

6 🪄 Opening location ❶ in Savannah's historic district with leases in hand for location ❷ ➕ ❸

7 🆙 Blue Bottle was bought by Nestle in 2017 setting a $700M valuation

8 💰 Dream team of tested and accomplished industry operators

Our Team



Mo Hamzian Cofounder & CEO

Mo is a London Business School Sloan Fellow. An established leader with 20 years of experience in nearly all things business. Mo excels at building businesses and creating value. He has successfully exited projects with a total value of over $150M.

Our CEO was, like millions of people in America, regularly working out of a local coffee shop. His home office was inadequate to support consistent good quality work. The typical clunky and noisy coffee shop experience finally got the best of him. VEL was born in 2020.



Jack Gunn Cofounder & COO

Jack is an ex-Partner with the highly regarded multi-family office Veritable. Jack has spent the last 20 years as a Portfolio Manager providing senior advice to some of the most successful individuals in America, with $650M assets under management.

VEL is a premium utopian tech forward work cafe for the 21st century to usher the world's transition to a new flexible era of work.



If SBUX was Mom and WeWork was Dad, and they had a child. Then, we would be that kid.



For those who thrive on



For those who thrive on individuality, VEL creates a premium utopian work cafe to usher the world's transition to a new flexible era of work to unleash your drive and facilitate our flow state.

Positioning Statement

We are VEL

We are the sum of our /people



Many Organizations have 'good-sounding' value statements...

Enron had a 'good-sounding' statement with 4 guiding values: Integrity, Communication, Respect and Excellence.

The real company values, as opposed to the nice-sounding statements, are shown by who gets rewarded, promoted, or let go.

Real company values are the behaviors and skills that we particularly value in fellow employees.

Culture is the bond that attracts amazing people, it amplifies our abilities and helps our people do their best work.



CEO/ Mo Hamzian

A successful entrepreneur, Mo has extensive experience in the restaurant, retail and real estate industries. He has led many startups globally and currently volunteers his time mentoring London Business School graduate students in entrepreneurship.

COO/ Jack Gunn

Jack is an ex-Partner with the highly regarded multi family office Veritable. Jack has spent the last 20 years as a Portfolio Manager providing senior advice to some of the most successful individuals in America, with $650M assets under management.

Advisors to the Board

We are getting high grade advice from top domain experts


Prof. Gabe Adams
Advisory Board
Behavioral Scientist, Stanford PhD
Dr. Holly Samuelson
Advisory Board
Architect, Harvard DDES
Hubert Schoemaker
Advisor Board
Technologist, Product Architect
Jon Kubik
Advisor Board
Creative Director, Award Winner
Tim Frank
Advisory Board
Ex-CEO, Entrepreneur, Investor
Tom Frank
Advisory Board
Ex-VP Sales, Entrepreneur, Investor
VEL
5

<u>The Past is Broken:</u> We had workplace 1.0, then workplace 2.0. Now it's time for workplace 3.0 - and VEL is here to make that transformation happen.


In the past decade, we've taken the worst parts of the 9 to 6 and turned the volume up.
In a post-Covid world, people will demand a new tune.
Workplace 1.0 and Workplace 2.0 are no longer valid.

The Past is Broken

The Enemy: Labor

When work is forced, it becomes labor. We start forgetting why we love what we do. The flow state becomes unachievable. In short, we were forcing it.

The next generation of the workforce is here - and they're making freelancing a big part of that.


23M
We Call Them #strivers
THE US WORKFORCE IS MADE UP OF


The Size And Scale Of The Freelance Workforce In 2020:

36% of the total US workforce [59 million Americans] freelanced in the past year and generated $1.2 trillion in annual earnings from freelancing. Nearly 40% of those freelancers were Millennials and Generation Z [23 million].

Freelancers themselves are positive about the future. 86% of all freelancers say the best days are ahead for freelancing, 90% among new freelancers. 71% say perceptions of freelancing as a career are becoming more positive, 74% among skilled freelancers.

Source: EDELMAN INTELLIGENCE/ UPWORK INC. © 2020

First, there were boomtowns. Now, there are Zoom towns.



Zoom Towns give workers a lot more flexibility when it comes to where they call home.

The coronavirus pandemic is leading to a new phenomenon: A migration to "gateway communities," or small towns near major public lands and ski resorts as people's jobs increasingly become remote-friendly. This is straining the towns' resources and putting pressure on them to adapt.

There has been a drastic increase in remote work since March when the pandemic hit the U.S. Nearly 60% of employees are now working remotely full or part-time, according to a recent Gallup poll. Nearly two-thirds of employees who have been working remotely would like to continue to do so, according to that same poll. That would seemingly give workers a lot more flexibility when it comes to where they call home.

Source: Lily Smith for The Fast Company, October 2020

The realization of the 15-Minute Commute will be one of the most dramatic and long lasting legacies of the pandemic.


the 15 Minute
commute will transform cities
VEL
9

COVID-19 has profoundly changed our attitudes on how and where we want to work. Periods of lockdown have given a glimpse of a new way of working: One that does not involve long, daily commutes, offers a more satisfying work/life balance and saves us money. And one that is also better for the environment.

"Just when local cities and towns seemed to be dying, COVID-19 may have come along and saved them. The realization of the 15-minute commute will be one of the most dramatic and long-lasting legacies of the pandemic. What were previously sleepy dormitory towns are set to become vibrant centers for work and community life." - Mark Dixon, Founder and Chief Executive of IWG

Source: IWG white paper, 2021

Working from home doesn't always work. The solution for the future is a structured hybrid model.


These 23 Million Millennial & Gen Z #freelancers #strivers, work from home...
Sometimes happy...but often less productive.
More often it just doesn't work from home.
VEL
10

The pandemic will not be "the death of the office," as some have suggested, but working from home also won't become entirely a thing of the past. Many workers wouldn't want it that way because they enjoy the freedom and flexibility it gives them. The solution for the future is a structured hybrid model, acknowledging that working from home doesn't work long-term for most jobs, while still giving workers flexibility.

Professor Tom Eisenmann of Harvard Business School told Time Magazine in March that since remote work is going to become a much bigger part of our lives, we need to solve the problem of maintaining a culture when people are "scattered all over the world."

BY MIMI NGUYEN AUGUST 13, 2021 for Time Magazine

The Problem: Working out of a coffee shop is a terrible experience.

So they go to coffee shops.
79% of freelancers reported they work out of coffee shops up to 5 times a week.
....spending around $24 billion a year.

But, look at coffee shops today.

They're noisy. There's no privacy. They have unsecure wifi and there's nowhere to sit.

This leads to unproductive and unpleasant work days.




Over 70% of our Users said they dislike noise. Lack of privacy and table anxiety.

When you start your own business, or become a remote worker, your first instinct might be to find a good local coffee shop and settle in. For years now, this has become the norm around the United States. Coffee shops are basically forced to open up their wifi networks to their customers, since so many of their regulars use the shop as their makeshift office.

Posted on Jul 9, 2018 by Ryan Ring

It's a Fact: Most people work best when it's quiet, despite what they think.

"There is plenty of research that shows the most destructive sound of all is



"We found that noisy sound conditions produced a significantly poorer performance in mental arithmetic, but there was no real difference between the two levels of performance," says Perham. This suggests that he was right – it's not the speech in background noise that affects us, it's just the fact that there is any noise at all.

"The main take-home message really is that most people work best when it's quiet, despite what they think."

By Zaria Gorvett 18th November 2019

We Drove Over 7,000 miles Testing the Market



The published research that we had been reading was just not enough for us. The user testing was great, but we had to experience it. We had to visit our direct competitors in person. So...we hopped in a car and went on road trips. The map shows all the towns we visited, with the number of coffee shops that we went into in the large grey circles, and the number of coworking facilities shown by the smaller gray circles. What did we learn? Our direct competitors are not looking after freelancers and remote workers. There was plenty of room for VEL to disrupt and innovate.





> And so...we saw an opportunity.
> A New Era is coming...

Welcome to the new era of work. Meet VEL



So we imagined a different kind of coffee shop. A next generation work cafe that puts freelancers and remoters first.

Welcome to the new era of work. Our Era.



A next generation work cafe that puts freelancers and remoters first. One that puts technology at its core.

We are enormously excited to share our space and experience blueprint. Before diving in, we want to iterate our positioning: We want to be hyper local and we want to be convenient. We want to be near our customer segments' homes and we want to eradicate the long commute. We want to be around 2,000 square feet; micro footprints around the nation. And, at the heart of our value proposition, at the core of our offering are these highly well-engineered workstations we call "Pods".

Pods offer a real amazing sense of occasion for our customers to want to come inside. Not only do they create sanctified think-spaces, but also offer perfect lighting and excellent air quality. Customers can sit there for several hours and do great quality work.


Let's get to work
VEL
A place where freelancers can Zoom. Reserve Tables. Get flexible privacy and have secure wifi.

Seating variety is one of the tenets of good productive work. People want to work in different places. We also want to be unmistakably a coffee shop. We have this very clean, sensual, beautiful centrifugal bar counter with a really tasty menu for our people.

And won't forget our obligation to be the perfect host! We are the ultimate caregiver. In fact, this characteristic is embedded in our brand archetype. So we build experience that will be homogenized and consistent across all our branches and stations.

We are premium, utopian, and modular. We appeal to our customer segment in a very vivid and emotive way. We are a passion brand.


Well...we are that. We are it. An aspirational fun coffee shop created for the freelance life.
VEL

And, of course we will have Penny, our autonomous robotic butler. Penny will be connected to our mobile app. Customers can order their food and drinks and our baristas will put the orders on Penny and 'it' will deliver. So, with that being said, the idea of technology is at our core.

Want to visit our space? Scan the QR Code!

Visit our Savannah Station





Step 1: Use camera on your mobile phone to scan QR Code to open the panorama

Step 2: Tilt and rotate phone to view different angles of the space.



Our Vision: To create a premium utopian /tech forward/ work cafe for the 21st century to usher the world's transition to a new flexible era of work.



We are ushering the world's transition to a new flexible era of work.

Our role is to create a space that unleashes your motivation and passion.

Photo by Aleksandra Kingo

Our Mission: To unleash the Strivers' drive and facilitate their flow state.

Reserve your private pod or nest seat

A native iOS or Anderoid App to enrich experience and enhance bookings






We feel, currently, the customer is not experiencing a fully intimate tech integrated journey in coffee shops. Their current experience is analogue. However, in our space, we want this to be fully immersive and integrated.

VEL is a /tech/ foot forward work cafe



1/ Native iOS and Android App

We have build a native app to enhance your experience at VEL.

2/ Book a Pod or Nest Seat

Reserve your seat and place your order using our native app.

3/ Seamless Walk In to Your Seat

We have made sure your user journey is seamless and frictionless.

VEL is a /technologically/ foot forward work cafe

Whether it's booking a space, a pod, a seat, ordering coffee, or using a feature we plan to introduce down the line, to personalize your space with our mobile app. Our vision is to build out user customization, personalization and seamless transactions through an easy-to-use digital platform.

Sensational Experience : It's in our DNA

Customer Journey Map



#1
HEAD TO VEL
has a Video Call Appointment
VEL
#2
ARRIVE AT VEL
heads to her pre-booked Pod
#3
DECIDES ON ORDER
opens App on her Phone from her Pod to check the menu
#4
PLACES HER ORDER
orders directly in the app
#5
PAYS FOR ORDER
her pre-registered Card automatically charged
#6
GETS HER COFFEE
Penny [our robot] brings her Coffee order to her in her pod
#7
STARTS HER ZOOM
high value client call
#8
FEELING PRODUCTIVE AT VEL
#9
NESTLES IN PRIVACY SEAT
leaves pod to nestle in a privacy seat

1

With that, we thought it'd be helpful to take you on our user journey. We have our customer, called Grace, and her twin brother, Alex.

Grace books her pod seamlessly on our app. She already has an account with credit card details, so she simply selects the date and books her pod.

Grace seamlessly booked her space and effortlessly went into her pod, set herself up and Penny, our autonomous robot, brought her order. Grace can get on with her Zoom meeting with her clients to engage in her high value work for 60 minutes.

Meanwhile, Alex is in another coffee shop in line waiting to order drinks suffering from 'table anxiety.'



Our Features

	VEL	Coffee Shops	Home Office	Co-Working Spaces
Flexible Privacy	○	∅	◑	◑
Advanced Seat Reservation	○	∅	○	◕
Secure WIFI	○	∅	○	◑
15 Minute Commute	○	○	○	∅
Great Coffee	☆	☆	☆	🗩
Experience	☆	🗩	✶	☆

24

At VEL we are passionate about supporting our customer segment's optimal work mode with careful consideration to provide solutions for a variety of working formats, ranging from deep thinking to high value client video meetings. We have, therefore, taken enormous measures to marry hardware and software to solve for the latest and greatest technology, such as:

- Private secure encrypted high speed large bandwith WiFi 6

- Smart universal wireless charging pads

- Integrated acoustic measures with space engineered padding embedded in ceilings and seating

- White noise circulators to muffle decibels to create an atmosphere that is balanced with ambience and productivity

Pricing Plans Designed to Meet Well Tested Needs

Pricing Plans

We know each one of us will have our own unique workflow and style. We thrive on individuality, flexibility and freedom to personalize our experience of our workplace. We have designed plans to meet

	WHITE	ORANGE	BLACK
	FOR STARTERS	FOR PLANNERS	FOR TEAMS
Monthly Subscription	$0	$10	$40+
VEL Mobile App	✗	✓	✓
Seat Reservation	✓	✓	✓
Advanced Booking	✗	✓	✓
Secure Wifi	✓	✓	Team Network
Open Seating	👍	👍	👍
Solo Pods / Per Hour	$10	$5	$5

everyone.

Duo Pods /Per Hour	$20	$10	$7
Nest Privacy Seats /Per Hour	$2	$2	$2

Sip in Style. Spectacular Coffee. Amazing Variety. Tasty Food


VEL
@workatvel

Sip in Style

Menu

ESPRESSO	S	L
Americano	3.5	4
Cappuccino	3	
Latte	3.5	4
Cafe au Lait	3.5	4
Macchiato	3	
Flat White	4	
Espresso	2	
Doppio (double shot)	2.5	
Lungo	2.5	
TEA		
Green	3	3.5
Lady Grey	3.5	4
English Breakfast	3	3.5
Rooibos	3	3.5
Turmeric and Ginger	3	3.5
Jasmin	3	3.5
White Tea	3.5	4
Chai Latte	4	3
Fresh Mint	3	3.5

Spectacular Coffee

ICED COFFEE	S	L
Cold Brew	3.5	4
Frappe	3	3.5
Iced Latte	4	4.5
Iced Macchiato	4	4.5
ICED TEA		
Green	3.5	4
Earl Grey	4	4.5
Jasmin	3.5	4
White Tea	4	4.5
Chai Latte	4.5	5
Arnold Palmer	4	4.5

Pre-Order drinks and bites by downloading the VEL app and ordering online. We will text you when it's ready so you don't have to wait for a thing. appstore/vel.com

Work at the speed of life

VEL DAILY HOURS
M–F 8am–8pm
SAT 10am–6pm
SUN 10am–4pm
CLOSED HOLIDAYS

Amazing Variety

PASTRIES	S	L
Banana Bread	3.5	4
Brownie	3	
Oatmeal Cookie	3.5	4
Chocolate Chip Cookie	3.5	4
Scone	3	
Lemon Cake	4	6
SANDWICHES		
Bacon Egg and Cheese	5	7
BLT	6	8
Capri	5	8
Niçoise Toast	5	10

Tasty Food

We Tested Hundreds of Freelancers: 79% Said they Work Out of Coffee Shops on a Regular Basis.

Freelancers in 2020 Keep Paving the Way

79% said they work out of coffee shops on a regular basis.




12M
Americans Age 24 to 40 Selling Skilled Services Freelanced
23M
Americans Age 24 to 40 Freelanced
59M
Americans Freelanced
165M
Americans in the Workforce

Upwork commissioned Edelman Intelligence, an independent firm, to conduct the first Freelance Forward study, which is our seventh annual study of the U.S. freelance workforce.

The Market opportunity is Enormous

How big is our Market?

Freelancers working from a coffee shop twice per week spending $5 per visit







So how big is our market? Well, obviously, the coffee shop industry is enormous. But, we are taking a focused approach by targeting freelancers, and in particular, Millennials and Generation Z.

Why freelancers? Because, they're the group who really embrace the work cafe. There are 59 million freelancers in America. Based on research and testing, we found that 79% of freelancers go to a coffee shop anywhere from one to four times a week to do some work. And while they're there, they spend between $4 and $10 per visit.

Therefore, if we assume that these freelancers go to a coffee shop twice a week, and spend $5 per visit, we are looking at a $24 billion market. If we segment that market to just the Millennial and Gen Z freelancers, then we're looking at a $10 billion market.

And if we segment that further, to our Serviceable Available Market, which will be Millennial and Gen Z freelancers selling skilled services, we're looking at a $5 billion market.

How do we stack up against the competition?



So this two-by-two chart measures on the horizontal axis, the real cost, the annual cost out of freelancers' pockets, against delight and experience on the vertical axes.

Commercial office space is quite expensive. Most offices in America are not delightful spaces, unless you work for place like Twitter, Uber, or Google...

The size of the bubble shows the vertical's market share of freelancers. And it just so happens the coffee shop has the largest market share of freelancers.

In terms of price parity, we're very competitive. VEL versus a typical coffee shop is almost parity. However, our delight and value proposition is of much higher caliber compared to a typical coffee shop.

Our High Growth Route to Market



Route to market will be driven by a well allocated customer acquisition budget of $65,000 per location per year. You can see that in year one we expect to open three shops - or what we call stations - and then ramp up to 70 stations by year five. We will do this by deploying traditional marketing strategies like using social media, getting involved in the local area and regions, and getting the attention of local online influencers.

Additionally, we're also going to use a very targeted approach. We will offer all of our users a free two week trial, so everyone can get the full experience. We're going to be hyperlocal. We want to be located where our customers live. This geo strategy will thereby increase the yield of our acquisition strategy.

Traction Curve





The number of daily users is one of the key drivers in our financial model, so we

The number of daily users is one of the key drivers in our financial model, so we have taken enormous steps to test and validate. The four traction curves above represent the number of users entering our stations each day. As more and more shops come to market, we expect the traction curve to steepen. The horizontal axis on the chart shows the number of months from when each shop opens and the vertical axis shows the number of daily users.

If we start with stations 1 and 2, shown by the light gray line, you will see that in month one we expect 50 people per day and in month two that will increase to roughly 62. Over time the users will grow, reaching the maximum number of 252 people per day by month 11. The two black lines represent the traction for stations 3 to 9 and stations 10 to 16. We expect traction to pick up a bit with 62 people coming in each day in month one and then reaching the maximum number of users by month seven. But for stations 17 to 70, after we learn from the first 16 shops and we are running on all cylinders, we expect a much steeper traction curve that will result in reaching the maximum number of people per day in month five.

2021 and 2022 Path of Growth


Opening Spring 2021
Historic Savannah
The Matadora at 1512 Bull St, Savannah, GA 31401
The Matadora offers an unrivaled living experience on Historic Bull Street Savannah. Minimalist-inspired interior, and upscale amenities. The Matadora has a walk score of 94, which means everything you need is within a few footsteps.
Disclaimer: Projections are not guaranteed.
VEL
Work at the Speed of Life.
Map data ©2021 Google
KENTUCKY
VIRGINIA
Richmond
Norfolk
Nashville
Knoxville
Greensboro
Durham
NORTH CAROLINA
Charlotte
Asheville
Chattanooga
Huntsville
Wilmington
Atlanta
SOUTH CAROLINA
Myrtle Beach
GEORGIA
Montgomery
Columbus
Charleston
Savannah
Tallahassee
Jacksonville
St. Augustine
Destin
Orlando
Tampa
FLORIDA
Sarasota
Fort Myers
1
2
3
4

The real estate team at VEL has spent a great deal of time researching which location should host our launch. Our research continued with a boots on the ground approach to understand the intricacies of various cities, towns, and even neighborhoods. After months of research we decided that launching station 1 in The Matadora in Savannah, Georgia, was the right fit.

Savannah's rich history contributes to the charm of the city but walkable neighborhoods and a strong population of Millennials and Gen Z is what caught our attention. While there is a strong year round tourist population, we are not targeting that segment and actually chose a location outside of Historic Downtown for that reason. However, there are over 10,000 students in the city who attend The Savannah College of Art and Design who may turn out to be ardent users.

Pulling up in front of The Matadora we knew instantly that it would be the home of VEL. A brand new mixed use building with retail on the first floor and 80 high end units above, VEL will complement The Matadora perfectly. The building is located in the Victorian Historic District and just a few blocks away from Forsyth Park.

Finally, there are other areas, like Jacksonville, Charleston, and Charlotte, where we have not only interest but leases in hand that we are reviewing. All of these areas have similar population and demographic characteristics but each has their own local flair.

VEL by the Numbers: Five Year Look at One Location

Single Station Headlines

	2022	2023	2024	2025	2026
Station #1	An Overview Look at the Five Year Life of One Station				
Revenue	$410k	$974k	$1.07m	$1.18m	$1.27m
EBITDA	$61k	$448k	$512k	$562k	$625k
Average Daily Customers	122	264	264	264	264
% EBITDA Margin	15%	46%	48%	48%	48%

Disclaimer: Projections are not guaranteed. 34

We plan to open station 1 in March of 2022. During our first month of operation, we expect 53 users to walk through our door. Over the following nine months, we predict traction to increase each month reaching 264 users in month ten and remaining at this level for all subsequent months. This number of users represents approximately 80% of our seat capacity. In 2022, while operating for ten months, we expect to generate revenue of $410,000 and increase to $1 million in revenue in 2024. By the end of 2026 (year five) we are forecasting revenues of approximately $1.3 million.

At the shop level, our profit margins start at 15% in year one and then increase to 46% in year two. By year five, we expect to achieve a 48% profit margin generating $625,000 in profits. These attractive margins are possible since we are only including expenses at the shop level, hence excluding the costs associated with our headquarters.

More Numbers: 5 Year Financial Dynamics of All Locations

Financial Dynamics Across All Stations

	2022	2023	2024	2025	2026
Cumulative # of Stations	4	13	27	46	70
Revenue	$650k	$6m	$18m	$40m	$78m
Group EBITDA	-$575k	$201k	$3.4m	$10.5m	$25.9m

Average Daily Customers	366	1,899	4,733	8,915	15,383
% EBITDA Margin	-89%	4%	19%	26%	33%
Av. Check Value	$9.19	$10.11	$11.12	$12.24	$13.46

VEL

Disclaimer: Projections are not guaranteed.   35

We project that we will continue to scale rapidly, reaching 70 shops by the end of 2026. Assuming each shop generates the same traction previously detailed for a single station, we expect the company to earn $650,000 in revenue in 2022. With 27 shops in 2024, we should surpass $17 million in revenue and by the end of 2026 our revenues could total $78 million.

Follow the Money: 5 Year Revenue Dynamics

Revenue Dynamics





We have four main sources of revenue: Subscription Revenue (15%), Seating Revenue (30%), Coffee Revenue (41%), and Food & Beverage Revenue (excluding coffee, 14%).

Subscription Revenue: The majority of this revenue will come from individual subscriptions. We do expect teams to participate in our team subscription model but our expectation is that the individual will find the cost/benefit proposition very attractive.

Seating Revenue: VEL's two types of privacy furniture for rent are pods and nesting chairs. We believe that our users will find both valuable but for different reasons and the cost to rent the furniture should be affordable for most of our customers.

Coffee, Food & Beverage Revenue: We project that almost three quarters of our total food and beverage revenue will come from coffee and coffee-related beverages. The remaining revenue will come from an assortment of juices, tea, and kombucha, along with some grab and go food items.

Creating Repeatable Homogenized Scalable Experience with a Large Consumer Base Creates Massive Value

In 2017, Swiss food giant Nestle bought a 68% stake in Big Blue Bottle company in a deal that reportedly values Blue Bottle at more than $700 million.



$700M
Valuation

"It is expected to have 55 stores open by the end of the year, up from 29 at the end of last year", according to Nestle's press release



Blue Bottle coffee started in a small pottery shed in Oakland, and grew from one shop to 29. In 2017, Nestle approached them and, at a $700 million valuation, purchased a 68% stake in the company.

What this tells us is that a multinational company like Nestle recognized the value of the customer base and chose to purchase a majority stake in the company, rather than attempt to recreate what Blue Bottle had done.